Exhibit 99.2

CONSENT OF AUTHOR

TO:	Ur-Energy Inc.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
United States Securities and Exchange Commission

AND TO:	Toronto Stock Exchange NYSE Amex LLC

RE:	Ur-Energy Inc. (“Ur-Energy”) - Consent under National Instrument 43-101

Reference is made to the technical report (the “Technical Report”) titled “Amended NI 43-101 Preliminary Assessment for the Lost Creek Project, Sweetwater County, Wyoming (April 2, 2008, as amended February 25, 2011)” which the undersigned has prepared for Ur-Energy.

I hereby consent to the written disclosure of my name and reference to the Technical Report in the public filing of a news release titled “Ur-Energy Releases Amended Preliminary Assessment on Lost Creek,” and its filing with the appropriate regulatory authorities, above.

I certify that I have reviewed the news release being filed and released, and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services performed by me in connection with the Technical Report.

Dated this 25th day of February, 2011.

___/s/ C Stewart Wallis____
C Stewart Wallis, P.Geo., President
Sundance Geological Ltd.